Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2007 Omnibus Stock and Incentive Plan of Capital Senior Living Corporation of our reports dated March 12, 2007, with respect to the consolidated balance sheet of Capital Senior Living Corporation as of December 31, 2006, and the related statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2006 and 2004, Capital Senior Living Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting of Capital Senior Living Corporation as of December 31, 2006, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Ernst & Young LLP
Dallas, Texas
May 24, 2007